Filed by Lionheart Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart Acquisition Corporation II

Commission File No. 001-39445

The following is a transcript of an interview of John Ruiz, Founder and Chief Executive Officer, MSP Recovery, LLC, by Bloomberg News.

Kaylee Lyons, Bloomberg News

Through its merger, 32.6 billion with Lionheart CEO John Ruiz is with us now. John, great to have you with us, and let's just start with what this brings to MSP. As we know you recover Medicaid, Medicare funds, what's the, what's the benefit of the public listing for you?

John Ruiz, CEO and Founder of MSP Recovery

Well the benefit is a public awareness, number one. The government is losing billions and billions of dollars when health care costs are being shifted to it. In the words of an Appellate Judge, the taxpayers are fronting the bill for this. We're realigning how that is supposed to occur when people go to the doctor, they're not supposed to use their Medicare, Medicaid beneficiary cards when they are involved in car accidents and slip and falls, and workers compensation cases. So we developed a proprietary data software that finds and discovers these instances, and converts them into recoveries. And currently we're sitting on a book of business of over 50 billion in billed amounts and it's growing very quickly. In fact, you know, since the letter of intent was signed with Lionheart, we've actually started to grow at a higher pace than we expected. The law’s been established very well. We've won at the court systems; so because we established the law on the right to recover, and the right to own these claims and the process that we go through, we felt that it was an opportune time to take this public.

Kaylee Lyons, Bloomberg News

But John, why did you do so through a SPAC instead of a traditional IPO, especially in a time where SPACs seemed to have fallen out of favor?

John Ruiz, CEO and Founder of MSP Recovery

So I think that the life of a company is really what the company does. You know, markets change. The fact that the SPAC market is going through a transition doesn't really bode for what the success is going to be for the company. We feel very comfortable with our company. It's transparent because you can look at the civil dockets, and you can look at the federal dockets and you know exactly what we do, it's a, it's one of those companies, where you can actually visually look at public documents and understand what we do, unlike some other companies that's difficult to look at. And because we had done so much due diligence in the last six to seven years, we've been due diligence by every major law firm, every major health plan, we felt that it was a great opportunity for us.

Kaylee Lyons, Bloomberg News

So, I mean, so people understand, you're basically an arbitrage in money that should never go astray in the first place, you take a cut for reclaiming it. In a perfect world, John, would you agree, you shouldn't be in business? In other words the system should be fixed and this money shouldn't go astray, your margins should disappear? Is that not a risk?

John Ruiz, CEO and Founder of MSP Recovery

No, it's not a risk because this is an ongoing and perpetual issue, and what happens in the healthcare industry, doctors and hospitals are set up to provide health care, they're not set up to provide the services that we provide, which is to figure out who the correct payer is. And every case, there's a new set of circumstances to determine who the payer should be. So we've had this historically, we're going to have it perpetually. And what we're doing is realigning the way the system is supposed to work, but even if it works the way it's supposed to work, there's still a huge disparity between what the government pays and what people should be getting paid. So, actually, believe it or not, the better the system becomes, the higher the profitability for MSP. So it actually works the inversion.

Kaylee Lyons, Bloomberg News

Alright, thanks so much , John Ruiz, we appreciate you being with us. CEO of MSP Recovery, a pretty big deal there, its merger with Lionheart..

Not an Offer or Offering or Solicitation.

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by Lionheart Acquisition Corporation II (“Lionheart”) with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and MSP Recovery, LLC (and related entities, “MSP”) urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about MSP, Lionheart and the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies.

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, MSP, and their respective directors, executive officers and other members of their management and employees, including John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form S-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements.

This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects”, “plans”, “ projects”,” forecasts”,” estimates”,” intends”, “expects”, “anticipates”, “seeks”, “ targets”, “continues”, “ believes”, “opinion”, “will”, “could”, “future”, “growth”, or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and Lionheart’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and Lionheart and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the termination of the Membership Interest Purchase Agreement (the “Agreement”); the outcome of any legal proceedings that may be instituted against Lionheart or MSP or affiliated companies following the announcement of the proposed business combination; the inability to complete the proposed business combination on the expected time frame or at all, including due to failure to obtain approval of Lionheart’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the proposed business combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the proposed business combination; a delay or failure to realize the expected benefits of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Lionheart’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus, to be filed with the SEC in connection with the proposed business combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.